January 10, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-9303

Attention: Mr. David Manion and Mr. James O’Connor

Re: Registration	Statement on Form N-14 of the Ivy Funds (the “Registrant”)
File	No. 333-221961

Dear Messrs. Manion and O’Connor:

On behalf of the Registrant, below are the Registrant’s responses to the comments conveyed telephonically by Mr. Manion and Mr. O’Connor to Jana L. Cresswell, Esq. of Stradley Ronon Stevens & Young, LLP with regard to the Registrant’s registration statement on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of certain funds of the Waddell & Reed Advisors Funds (the “WMA Funds”) into corresponding funds of the Registrant. The Registration Statement was filed with the U.S. Securities and Exchange Commission (“SEC”) on December 8, 2017 under Rule 488 under the Securities Act of 1933 (the “Securities Act”).

Below, the Registrant has provided your comments (in bold) and the Registrant’s response to each comment. These responses will be incorporated into a filing to be made pursuant to Rule 485(b) under the Securities Act. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

A. Accounting Comments

1.	Text: The disclosure on page 13 in the Synopsis section titled “Will the Funds pay fees associated with the Reorganization?” states:

Yes. The total amount of the expenses for the Reorganization is estimated to be approximately $1.7 million. The expenses will be allocated between the WRA Funds ($850,000) and the Ivy Funds ($850,000).

Comment: Please show the total amount of expenses for the Reorganization that each series will be allocated to pay. Also please state whether the expenses are being allocated by net assets or on a straight line basis.

Response: The disclosure has been revised to read as follows:

Yes. The total amount of the expenses for the Reorganization is estimated to be approximately $1,373,371. The expenses will be allocated between the WRA Funds ($765,155) and the Ivy Funds ($608,216), equally on a straight line basis, except that the Ivy Accumulative Fund, the Ivy Wilshire Global Allocation Fund and the Ivy Cash Management Fund as shell funds without current operations have not been allocated expenses for the Reorganization. The expenses of the Reorganization are allocated among the Funds in approximate amounts as follows:

WRA Funds	Ivy Funds
WRA Accumulative Fund ($52,313)	Ivy Accumulative Fund ($0)
WRA Continental Income Fund ($76,027)	Ivy Balanced Fund ($76,027)
WRA Global Growth Fund ($76,027)	Ivy Global Growth Fund ($76,027)
WRA New Concepts Fund ($76,027)	Ivy Mid Cap Growth Fund ($76,027)
WRA Science and Technology Fund ($76,027)	Ivy Science and Technology Fund ($76,027)
WRA Small Cap Fund ($76,027)	Ivy Small Cap Growth Fund ($76,027)
WRA Vanguard Fund ($76,027)	Ivy Large Cap Growth Fund ($76,027)
WRA Wilshire Global Allocation Fund ($52,313)	Ivy Wilshire Global Allocation Fund ($0)
WRA High Income Fund ($76,027)	Ivy High Income Fund ($76,027)
WRA Municipal High Income Fund ($76,027)	Ivy Municipal High Income Fund ($76,027)
WRA Cash Management ($52,313)	Ivy Cash Management Fund ($0)

2.	Text: The annual fund operating expense tables and examples on pages 17-70 in the section titled “Comparison of the Funds - Comparison of Shareholder Fees and Annual Fund Operating Expenses.”

Comment: Confirm supplementally that the annual fund operating expense tables and examples reflect current fees and expenses.

Response: The Registrant confirms that the annual fund operating expense tables and related examples reflect current fees and expenses.

3.	Text: The annual fund operating expense tables and examples on pages 17-70 in the section titled “Comparison of the Funds - Comparison of Shareholder Fees and Annual Fund Operating Expenses.”

Comment: Please confirm whether or not waived fees and expenses can be recouped under the expense reimbursements. If fees and expenses can be recouped, please state in the footnotes to the expenses tables that the waived fees and expenses may be recouped.

Response: The Registrant confirms that the waived fees and expenses pursuant to the expense reimbursement are not subject to recoupment.

4.	Text: The annual fund operating expense tables and examples on pages 17-70 in the section titled “Comparison of the Funds - Comparison of Shareholder Fees and Annual Fund Operating Expenses.”

Comment: Please revise the expenses examples as follows:

(a) The Class B expense examples are not applying the CDSC correctly. It appears that the CDSC application is off by a year.

(b) The Class C expense examples do not apply the CDSC at the 1 Year redemption.

(c) The 10 Years expense examples appear to be understated for each class.

Response: The Registrant reviewed all the expense examples and determined that they are consistent with the application of the expenses as described in the annual fund operating expenses tables. In addition, the application of the CDSCs for each Fund’s Class B and Class C shares is also consistent with the procedures used by the Funds’ transfer agent.

5.	Text: The footnote regarding the adjustment to reflect the estimated one-time accounting, legal and other costs in each of the pro forma capitalization tables on pages 126-136 that states:

Adjustments reflect estimated one-time accounting, legal, and other costs of approximately $152,054, to be split between the WRA                  Fund and the Ivy                  Fund; or

Adjustments reflect estimated one-time accounting, legal, and other costs of approximately $52,313 to be borne by the WRA                  Fund.

Comment: With respect to the text above, please explicitly state that these are costs associated with the merger and state how the expense allocation is determined.

Response: The footnotes identified above have been revised to read as follows:

Adjustments reflect estimated one-time accounting, legal, and other costs associated with the Reorganization of approximately $152,054, to be split equally between the WRA                  Fund and the Ivy                  Fund; and

Adjustments reflect estimated one-time accounting, legal, and other costs associated with the Reorganization of approximately $52,313 to be borne by the WRA                  Fund.

6.	Text: The pro forma capitalization tables on pages 126-136.

Comment: With respect to the capitalization tables, please revise the calculations in the columns as necessary so that the net asset value and shares outstanding will mathematically result in the net asset value per share. It appears that in many instances the calculations are off by one share or one dollar.

Response: Revised as requested.

7.	Text: The Pro Forma Financial Statements in the Statement of Additional Information.

Comment: Please confirm that all amounts in the: (a) Schedules of Investments, (b) Statements of Assets and Liabilities, (c) Statements of Operations, (d) tables presented in the Notes to the Schedules of Investments, and information in the Notes to the Financial Statements are mathematically accurate.

Response: The Registrant has confirmed that all amounts in the: (a) Schedules of Investments, (b) Statements of Assets and Liabilities, (c) Statements of Operations, (d) tables presented in the Notes to the Schedules of Investments, and information in the Notes to the Financial Statements are mathematically accurate.

8.	Text: The footnote to each Statement of Assets and Liabilities in the Pro Forma Financial Statements to explain a pro forma adjustment that states:

Accrued cost of one time proxy, accounting, legal and other costs borne 100% by the Acquired Fund.

Comment: A footnote to each Statement of Assets and Liabilities in the Pro Forma Financials, states that there is a pro forma adjustment for “Accrued cost of one time proxy, accounting, legal and other costs borne 100% by the Acquired Fund.” This is inconsistent with disclosure in the Combined Prospectus and Information Statement, which states that the costs would be split between the Acquired and Acquiring Funds. Please revise the disclosure so that the disclosure in the Combined Prospectus and Information Statement and the Pro Forma Financials is consistent.

Response: The footnote to each Statement of Assets and Liabilities in the Pro Forma Financial Statements that was identified above has been revised to read as follows:

Accrued cost of one time proxy, accounting, legal and other costs in connection with the Reorganization borne by the Acquired Fund and by the Acquiring Fund.

9.	Text: The last paragraph of Note 5 “Basis of the Combination” in the notes to the Pro Forma Financial Statements states:

Certain expenses of the Reorganization, estimated to be $152 for all funds, respectively, will be borne by the Waddell & Reed Advisors Continental Income Fund, Waddell & Reed Advisors Global Growth Fund, Waddell & Reed Advisors High Income Fund, Waddell & Reed Advisors Municipal High Income Fund, Waddell & Reed Advisors New Concepts Fund, Waddell & Reed Advisors Science and Technology Fund, Waddell & Reed Advisors Small Cap Fund and Waddell & Reed Advisors Vanguard Fund, respectively. In addition, with regard to the Waddell & Reed Advisors Accumulative Fund, Waddell & Reed Advisors Cash Management and Waddell & Reed Advisors Wilshire Global Allocation Fund, certain expenses of the Reorganization are estimated to be $52 for all Funds, respectively. Pro Forma financial information, however, is not required to be prepared for the reorganization of these three Funds into their Ivy Funds counterpart because the Waddell & Reed Advisors Accumulative Fund, Waddell & Reed Advisors Cash Management and Waddell & Reed Advisors Wilshire Global Allocation Fund will be reorganized into newly organized shell Ivy Funds with no assets and liabilities that will commence operation upon completion of the Reorganization and will continue the operation of the Waddell & Reed Advisors Accumulative Fund, Waddell & Reed Advisors Cash Management and Waddell & Reed Advisors Wilshire Global Allocation Fund, respectively.

Comment: In Note 5 “Basis of Combination,” the last paragraph states that each of the Acquired Funds will be paying the costs of the Reorganization. This is inconsistent with disclosure in the Combined Prospectus and Information Statement, which states that the costs would be split between the Acquired and Acquiring Funds. The costs of the Reorganization as stated in this paragraph for each Reorganization plus the costs of each shell Reorganization is less than the $1.7 million disclosed in the Combined Prospectus and Information Statement. Please revise the disclosure so that the disclosure in the Combined Prospectus and Information Statement and the Pro Forma Financials is consistent.

Response: The last paragraph of Note 5 “Basis of Combination” has been revised as follows:

Certain expenses of the Reorganization, estimated to be $152 for all funds, respectively, will be split evenly by the Waddell & Reed Advisors Continental Income Fund, Waddell & Reed Advisors Global Growth Fund, Waddell & Reed Advisors High Income Fund, Waddell & Reed Advisors Municipal High Income Fund, Waddell & Reed Advisors New Concepts Fund, Waddell & Reed Advisors Science and Technology Fund, Waddell & Reed Advisors Small Cap Fund and Waddell & Reed Advisors Vanguard Fund, respectively, and its Ivy Funds reorganization counterpart. In addition, with regard to the Waddell & Reed Advisors Accumulative Fund, Waddell & Reed Advisors Cash Management and

Waddell & Reed Advisors Wilshire Global Allocation Fund, certain expenses of the Reorganization are estimated to be $52 for all Funds, respectively. Pro Forma financial information, however, is not required to be prepared for the reorganization of these three Funds into their Ivy Funds counterpart because the Waddell & Reed Advisors Accumulative Fund, Waddell & Reed Advisors Cash Management and Waddell & Reed Advisors Wilshire Global Allocation Fund will be reorganized into newly organized shell Ivy Funds with no assets and liabilities that will commence operation upon completion of the Reorganization and will continue the operation of the Waddell & Reed Advisors Accumulative Fund, Waddell & Reed Advisors Cash Management and Waddell & Reed Advisors Wilshire Global Allocation Fund.

B. Disclosure Comments

1.	Comment: Please note that the Acquiring Funds’ prospectuses should be delivered with the Combined Prospectus and Information Statement if such prospectuses are incorporated by reference.

Response: The Acquiring Funds’ prospectuses will accompany the Combined Prospectus and Information Statement sent to the Target Funds’ shareholders.

2.	Comment: It appears that Rule 17a-8 may not be available, and a shareholder vote required, with respect to certain Target Funds into certain Acquiring Funds that have a higher advisory fee. Please explain to the SEC staff why an advisory contract with a higher fee is not materially different that an advisory contract with a lower fee.

Response: Following the Reorganization, the shareholders of each Target Fund will be shareholders of a combined fund with the same or lower effective investment advisory fee rate. Each Target Fund and its corresponding Acquiring Fund have the same advisory fee breakpoint schedule, except that certain of the Acquiring Funds have additional breakpoints as assets increase. Other than this difference in management fee breakpoints which constitute potential fee reductions, there are no other material differences between the investment advisory contracts for a Target Fund and its corresponding Acquiring Fund. The investment advisory fee breakpoint schedules are described under “Management of the Funds” in the Combined Prospectus and Information Statement.

3.	Text: The annual fund operating expense tables on pages 17-70 in the section titled “Comparison of the Funds - Comparison of Shareholder Fees and Annual Fund Operating Expenses.”

Comment: To make for easier comparison, it is suggested that the table be revised to put each class next to its corresponding class (e.g.: WRA Class A; Ivy Class A; Pro Forma Class A)

Response: The Registrant respectfully declines to make this change. The current presentation is consistent with the presentation used in the Combined Prospectus and Information Statements for the Registrant’s other Registration Statements on Form N-14 filed in 2017.

4.	Text: The annual fund operating expense tables and examples on pages 17-70 in the section titled “Comparison of the Funds - Comparison of Shareholder Fees and Annual Fund Operating Expenses.”

Comment: Please clarify whether or not waived fees and expenses can be recouped under the expense reimbursements for the Target Funds, Acquiring Funds, and Combined Funds. If fees and expenses can be recouped, please state in the footnotes under what conditions the waived fees and expenses may be recouped.

Response: The Registrant confirms that the waived fees and expenses pursuant to the expense reimbursement are not subject to recoupment for the Target Funds, Acquiring Funds or Combined Funds.

5.	Text: The annual fund operating expense tables and examples on pages 17-70 in the section titled “Comparison of the Funds - Comparison of Shareholder Fees and Annual Fund Operating Expenses.”

Comment: Does that fact that the expense limitation agreement last for only two years mean the Acquiring Fund expenses are not the same on an ongoing basis, such that a shareholder vote is required to approve the mergers?

Response: No. In each case the total annual operating expenses (before waivers and reimbursements) for the combined fund will be less than the total annual operating expenses (before waivers and reimbursements) of the Target Fund. The two year expense reimbursements were put in place so that a combined fund’s total annual operating expenses (after waivers and reimbursements) would not exceed a Target Fund’s current total annual operating expenses (after waivers and reimbursements) for that two year period. The expense reimbursement arrangements for the Target Funds were not permanent and, therefore, there was no expectation that the net expenses of the Target Funds would remain at their current levels after the expiration of the current Target Funds’ expense reimbursement agreements.

6.	Text: The footnote regarding the adjustment to reflect the estimated one-time accounting, legal and other costs in each of the pro forma capitalization tables on pages 126-136 that states:

Adjustments reflect estimated one-time accounting, legal, and other costs of approximately $152,054, to be split between the WRA                  Fund and the Ivy                  Fund; or

Adjustments reflect estimated one-time accounting, legal, and other costs of approximately $52,313 to be borne by the WRA                  Fund.

Comment: Please clarify the nature of these one-time adjustments. If these costs are arising from the Reorganization, should they be split equally between the WRA Fund and the Ivy Fund as disclosed previously.

Response: These one-time adjustments are costs associated with the Reorganization and the footnotes have been revised accordingly as described in the response to Accounting Comment #5 above. The costs of the Reorganization are split evenly between the WRA Fund and the Ivy Fund for each non-shell fund Reorganization. For each shell fund Reorganization, the WRA Fund bears all the costs of the Reorganization because the Ivy Fund will have no assets until completion of the Reorganization.

The Registrant believes it has fully responded to each comment. If, however, you have any further questions or require further clarification of any response, please contact me at (215) 564-8048.

Sincerely,

/s/ Jana L. Cresswell
Jana L. Cresswell